82-2372

02 AUG 15 AM 12:07

ERG
GROUP

Your ref
Our ref CMP-0014-01

19 July 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

02049207

ERG Australia Ltd

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Letter to *The Australian*.

Yours faithfully

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

Clare Barrett-Lennard
Company Secretary

dw 8/19

ERG GROUP

TO	Company Announcements Office
AT	Australian Stock Exchange Limited
FAX	1300 300 021
REF	CMP-0014-01
FROM	Peter Fogarty
DATE	19 July 2002
FAX	+61 8 9273 1208
PHONE	+61 8 9273 1209
PAGES	3
RE	**Letter to *The Australian***

Dear Sirs

Please find attached a letter sent to the editor of *The Australian* in response to a factually incorrect article published yesterday titled "ERG needs $18m to save losing hand".

Yours faithfully

Peter Fogarty
Chief Executive Officer

FAXED 19 JUL 2002

FACSIMILE

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

FACSIMILE

The contents of this fax are confidential and may only be read by the addressee.

Fax 02 9288 2384
Pages 2

18 July 2002

ERG
GROUP

Mr M Stutchbury
Editor
The Australian
GPO Box 4245
Sydney NSW 2001

Dear Sir

Article "ERG needs $18m to save losing hand"

We refer to the article by Mark Westfield in *The Australian* dated 18 July 2002.

The article contains several false statements and the headline is misleading. We are concerned that the paper has printed yet another factually inaccurate article about the Company.

When your journalist contacted our Mr Duffy on 17 July, he asked if ERG was having similar problems in Sweden and Germany to the problems it had in Melbourne. Mr Duffy advised he was not aware of any problems in those countries. No mention was made of alleged insolvency of card.etc AG. Therefore we were not given the opportunity to comment on your most serious allegations.

The statements attributed to Mr Jensen are false. Mr Jensen has also denied making the comments attributed to him in the article. Card.etc has an important contract in the Rhein-Ruhr region which it is successfully delivering. The first smart cards were delivered on schedule approximately two weeks ago. The balance of the cards will be delivered over the next six months against sizeable receivables from the customer. The project is the largest of its kind to date in Germany.

To say that card.etc has "effectively closed down" is false. Furthermore, your headline is nonsensical. Even if card.etc required $18 million (which is not correct) ERG only owns 19.9% of the company. The other major shareholders are VDV (Association of Public Transport) and DeTeCard (a Deutsche Telekom subsidiary).

The statement that "ERG has just settled a $45 million damages claim by the Victorian Government over faults in the ... system" is also false. The statement incorrectly implies that ERG paid the Victorian Government the stated amount. On the contrary, the settlement related to claims for variations and increased scope by ERG's subsidiary, OneLink Transit Systems Pty Ltd, against the Victorian Government and the Government has agreed to make payments to the ERG subsidiary.

The article fails to mention that the faults in the machines in Melbourne were caused mainly by vandalism. It also fails to mention recent comments by the Victorian Minister for Transport confirming a significant reduction in vandalism and that the Melbourne system is performing at very high levels.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia

The article also states that the New South Wales Government named a consortium headed by ERG as preferred tenderer to deliver a ticketing system to Sydney using the same technology as Melbourne. This statement is false. The system in Melbourne is paper-based magnetic ticket technology. Sydney already has that technology and proposes upgrading its system to smart card, similar to the highly successful systems ERG has installed in cities such as Hong Kong, San Francisco and Singapore.

You should seriously consider the damage such inaccurate and false articles cause before going to print.

Yours faithfully

Peter J Fogarty
Chief Executive

Your ref
Our ref CMP-0014-01

26 July 2002

ERG
GROUP

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Media Release headed Sydney Integrated Ticketing System Judgment Handed Down.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

Your ref
Our ref CMP-0014-01

26 July 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Media Release headed Sydney Integrated Ticketing System Judgment Handed Down.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr260702.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group